CUSIP No. 500233101	13D	Page 18 of 25 pages

Exhibit 2

March 26, 2010

Mr. Christopher Lacovara
Chairman and Vice President
Kohlberg Capital Corporation
295 Madison Avenue - 6th Floor
New York, NY 10017

Dear Mr. Lacovara:

          We are writing to you as a follow up to our earlier correspondence in a letter dated December 2, 2009. In that letter, we proposed ways in which Cyrus Capital Partners, L.P. (“Cyrus”) could deepen its engagement with Kohlberg Capital Corporation (the “Company”) – both financially, as an investor, as well as operationally, as a partner in management.

          As you know, Cyrus is a registered investment adviser that was originally formed in 1999. We manage distressed, capital structure arbitrage, special situations and direct lending investments through offices in New York and London.

          We have a ten-year track record and our senior investment professionals have in excess of 175 years combined experience. Our investment strategy is rooted in deep fundamental research, and this philosophy has remained steadfast since the inception of the firm. The investment and operations teams are highly talented and experienced hedge fund professionals that are committed to making Cyrus a “best in class” firm. As of March 2010, we have a team of 34 people and assets under management are approximately $1.9 billion.

          Today, Cyrus is filing a Schedule 13D with the United States Securities and Exchange Commission indicating that investment funds and separate accounts managed by us own in the aggregate 5% of the Company’s outstanding common stock. Subject to the completion of due diligence and mutual agreement on terms and structure, and in compliance with all applicable laws, we remain interested in providing the Company (through one or more of our managed funds and/or accounts) with a capital infusion of up to $100 million. We believe that such an investment would prove to be of considerable value for both the Company and its shareholders in two important ways.

          First, such an investment would assist the Company in restructuring its balance sheet. As you are aware, the Company and its affiliated entities currently face significant challenges in respect of their obligations under certain existing credit facilities. In particular, the Company is a party to that certain Loan Funding and Servicing Agreement, dated as of February 14, 2007, as amended, and to date has had a great deal of difficulty extending the maturity date of this credit facility. By deleveraging, the Company would have an opportunity to extensively renegotiate its relationship with creditors, as well as to negotiate a restructuring of the Company’s and its affiliated entities’ existing debt obligations.

CUSIP No. 500233101	13D	Page 19 of 25 pages

We believe that a restructuring would result in increased financial flexibility and would thus enable the Company and its affiliates to pursue significant opportunities in the debt markets. The cost savings from a deleveraging would also significantly enhance the value of shareholders’ investments in the Company.

          Second, the additional investment proposed by Cyrus would allow the Company to improve its position in respect of its asset coverage ratio requirements under the Investment Company Act of 1940 (the “1940 Act”). As you know, as a business development company, the Company is required to maintain an asset coverage ratio of at least 200%, as mandated by the 1940 Act. As reported in the Company’s most recent Form 10-Q (for the quarter ending June 30, 2009), the Company’s current leverage position is dangerously close to this minimum threshold requirement. We believe that Cyrus’ proposed infusion of capital could be structured to provide the Company with a much-needed asset coverage cushion, thereby freeing the Company to pursue additional financing alternatives in the future.

          In connection with this proposed investment, Cyrus, or one of its affiliated entities, would enter into a management agreement with the Company, thus allowing the Company and its shareholders to benefit from Cyrus’ extensive experience in the field of distressed investing. Such an arrangement should enable the Company to achieve immediate operational efficiencies, thus freeing it to more effectively employ its assets in the debt markets and pursue its strategic objectives.

          Cyrus is intent on expanding its relationship with the Company and looks forward to exploring this proposal, which would invariably benefit the Company and its shareholders. Fundamentally, as a shareholder, Cyrus has a vested interest in taking all possible steps that will provide the Company with the surest platform for growth, while maximizing shareholder returns.

          It is understood that this letter is solely an indication of interest and does not constitute an offer or commitment on the part of Cyrus or any fund or account managed by it to submit a definitive agreement to enter into a transaction on these or any other terms at any future time. In addition to negotiating acceptable legal documentation, final agreement on any transaction would require: (i) satisfactory completion of our diligence; (ii) final approval by our investment committee and the Company’s Board of Directors; (iii) approval of the Company’s stockholders, to the extent required; and (iv) compliance with all applicable regulatory requirements.

          We would appreciate and look forward to discussing these issues with you and with senior management in a cordial and productive manner. Given the urgency of these matters, we suggest that this occur as soon as possible.

Sincerely,
/s/ Eric Green
Eric Green
Managing Director